UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alanco Technologies, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)

011612603
(CUSIP Number)
ORBCOMM Inc. 2115 Linwood Avenue, Suite 100 Fort Lee, NJ 07024 Attention: Christian Le Brun, Esq. Executive Vice President, General Counsel and Secretary (201) 363-4900

with a copy to:
Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Attention: Sey-Hyo Lee, Esq. (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of  8  Pages

SCHEDULE 13D

CUSIP No. 011612603	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ORBCOMM Inc. 41-2118289
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 6,000,000*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,000,000*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON CO

 ________________________
*  Represents shares of Common Stock into which 500,000 shares of Series E Convertible Preferred Stock are convertible.

CUSIP NO. 011612603	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock (the "Common Stock"), of Alanco Technologies, Inc., an Arizona corporation (the "Company"), issuable upon conversion of certain of the Company's Series E Convertible Preferred Stock (the "Convertible Preferred Stock").  The Company's principal executive office is located at 15575 North 83rd Way, Suite 3, Scottsdale, AZ 85260.

Item 2.	Identity and Background.

This statement is being filed by ORBCOMM Inc., a Delaware corporation ("ORBCOMM").  ORBCOMM is a leading global satellite data communications company, focused on Machine-to-Machine (M2M) communications.  ORBCOMM's principal executive office is located at 2115 Linwood Avenue, Suite 100, Fort Lee, NJ 07024.  The name, business address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of ORBCOMM is set forth in Schedule A to this statement and is incorporated herein by reference in its entirety.  To ORBCOMM's knowledge, all such persons are citizens of the United States unless otherwise noted in Schedule A.  During the last five years, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's  executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Stock Purchase Agreement dated as of April 5, 2010 by and between the Company and ORBCOMM (the "Stock Purchase Agreement"), ORBCOMM purchased 500,000 shares of the Company's Convertible Preferred Stock, which are convertible into 6,000,000 shares of the Company's Common Stock.  The source and amount of the funds used in purchasing the Convertible Preferred Stock was the working capital of ORBCOMM and other sources described below.  The amount of such purchase price was $2,250,000 consisting of (1) a credit of $644,547 against accounts receivable balances outstanding as of April 1, 2010 due to ORBCOMM by StarTrak Systems, LLC, a subsidiary of the Company ("StarTrak"), (2) a credit of $250,000 against future accounts receivable for satellite usage fees due from StarTrak to ORBCOMM to be applied within an 18-month period after the closing date and (3) $1,355,453 in cash.

CUSIP NO. 011612603	SCHEDULE 13D	Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Common Stock by ORBCOMM is to acquire an equity interest in the Company for investment purposes and provide the Company with additional liquidity.

ORBCOMM reserves the right to take any and all actions with respect to its investment in the Company, depending upon the business affairs of the Company, general economic conditions, economic conditions in the markets in which the Company operates, the market price of the Common Stock, alternative investment opportunities available to ORBCOMM, the strategic value to ORBCOMM of the Common Stock, the availability of funds, ORBCOMM's cash needs, borrowing costs and other factors deemed relevant by ORBCOMM, including, without limitation, (1) to hold the Common Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Common Stock), (2) to acquire beneficial ownership of additional securities of the Company in the open market, in privately negotiated transactions or otherwise, (3) to dispose of all or part of its holdings of the Company's securities, (4) to engage in short selling or hedging transactions with respect to the Convertible Preferred Stock or the underlying Common Stock, and (5) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ORBCOMM may from time to time review its investment in the Company and may engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties concerning the business, operations, strategy and future plans of the Company.

Except for the foregoing, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009, as of February 9, 2010 there were 34,539,200 shares of Common Stock issued and outstanding.  Pursuant to the Stock Purchase Agreement, on April 5, 2010, ORBCOMM beneficially owned 500,000 shares of the Company's Convertible Preferred Stock, which are convertible into 6,000,000 shares of Common Stock.  Based on the number of shares of Common Stock issued and outstanding as of February 9, 2010, ORBCOMM beneficially owns approximately 14.8% of the outstanding Common Stock.  ORBCOMM has the sole power to vote or dispose of the Convertible Preferred Stock and would have the sole power to vote or dispose of any Common Stock acquired upon conversion of the Convertible Preferred Stock.

To ORBCOMM's knowledge, no shares of Common Stock or securities convertible into Common Stock are beneficially owned by any of the persons listed on Schedule A.

CUSIP NO. 011612603	SCHEDULE 13D	Page 5 of 8 Pages

Except for the Stock Purchase Agreement, and the transactions contemplated by such agreement, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this statement.

Except for the Stock Purchase Agreement, and the transactions contemplated by such agreement, neither ORBCOMM nor, to ORBCOMM's knowledge, any of ORBCOMM's executive officers or directors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the Stock Purchase Agreement incorporated herein by reference and set forth as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the Company's securities, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Company's securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Stock Purchase Agreement dated as of April 5, 2010 by and between the Company and ORBCOMM is incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 8, 2010 (File No. 000-09347).

CUSIP NO. 011612603	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2010	ORBCOMM INC. By: /s/ Christian Le Brun Christian Le Brun
Executive Vice President, General Counsel and Secretary

CUSIP NO. 011612603	SCHEDULE 13D	Page 7 of 8 Pages

Schedule A

Executive Officers and Directors of ORBCOMM Inc.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of ORBCOMM.  Except as otherwise indicated below, the business address of each person set forth on this Schedule A is:  c/o ORBCOMM Inc., 2115 Linwood Avenue, Suite 100, Fort Lee, NJ 07024.

Name	Present Principal Occupation or Employment
Jerome Eisenberg (Director)	Non-executive Chairman of the Board of ORBCOMM
Didier Delepine (Director)	Chairman of the Board Viatel Ltd. 32 Winthrop Street Charlestown, MA 02129
Hans Hoffmann1 (Director)	President Bremen United States Center Weissdornpfad 16A 28355 Bremen, Germany
John Major (Director)	President MTSG PO Box 27 16720 Las Cuestas Rancho Santa Fe, CA 92067
Gary Ritondaro (Director)	Senior Vice President and Chief Financial Officer LodgeNet Interactive Corporation 3900 West Innovation Street Sioux Falls, South Dakota 57107
John Wood (Director)	President Star Strategies Group LLC 1940 Duke Street Alexandria, Virginia 22314
Marco Fuchs1 (Director)	Chief Executive Officer and Chairman of the Managing Board OHB Technology A.G. Universitätsallee 27-29 28359 Bremen, Germany

__________________________
1 Messrs. Hoffman and Fuchs are German citizens.

CUSIP NO. 011612603	SCHEDULE 13D	Page 8 of 8 Pages

Tim Kelleher (Director)	Managing Member PCG Capital Partners Advisors II LLC 1200 Prospect Street, Suite 200 La Jolla, CA 92037
Marc Eisenberg (Director)	Chief Executive Officer
Robert Costantini	Executive Vice President and Chief Financial Officer
John J. Stolte, Jr.	Executive Vice President – Technology and Operations
Christian G. Le Brun2	Executive Vice President and General Counsel
Brian J. Bell	Executive Vice President – Sales and Marketing

_________________________
2 Mr. Le Brun is a French citizen.